UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                   February                             , 2005
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                         Knightsbridge Tankers Limited
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               (Translation of registrant's name into English)


        Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F   [X]      Form 40-F  [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Press Release to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated February 14, 2005.

                          Knightsbridge Tankers Limited


PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2004 RESULTS

Knightsbridge Tankers Limited (the "Company") is pleased to report record fourth quarter and full year results. The Company reports net income of $29.9 million and earnings per share of $1.75 for the fourth quarter of 2004. The average daily time charter equivalents ("TCEs") earned by the Company's five VLCCs in the quarter was $84,300 compared with $53,800 in the immediately preceding quarter. In March 2004, the Company's long-term bareboat charters with Shell
International expired and the vessels commenced trading under new employment regimes. Three of the vessels have been contracted under medium-term time charters, of which two include market related profit sharing arrangements, and two vessels are operating in the spot market.

Net interest expense for the quarter was $0.9 million compared with $1.8 million for the quarter ended September 30, 2004. This decrease reflects the maturity in August 2004 of an interest rate swap, which had fixed 91% of the outstanding debt. Throughout the fourth quarter of 2004 all bank debt was floating rate debt.

The net increase in cash and cash equivalents in the quarter was $5.5 million. The increase had resulted from cash generated from operating activities of $25.3 million less net cash of $2.7 million used to repay the Company's loan facility and dividend payments of $17.1 million. As of January 31, 2005, the Company has an average cash breakeven rate for its vessels of $15,780 per vessel per day.

For the financial year ended December 31, 2004 the Company reports annual net income of $85.8 million and earnings per share of $5.02. The average daily TCE's earned in 2004 was $68,700. Net interest expense for the period was $7.3 million (2003: $9.3 million).

The net increase in cash and cash equivalents in 2004 was $35.4 million. The Company generated cash from operating activities of $106.6 million and made total distributions of $77.8 million to its shareholders. In addition, net cash of $14.6 million was realized on refinancing the vessels in March 2004, of which $8.4 million has been used for subsequent instalment payments. In connection with the termination of the Shell charters, the refinancing and the change in employment of the vessels, the Company now retains higher working capital reserves. In addition, four of the Company's vessels are scheduled to drydock in 2005 at an estimated cost of approximately $1.0 million per vessel.

On February 14, 2005, the Board declared a dividend of $1.75 per share. The record date for the dividend is February 25, 2005, ex dividend date is February 23, 2005, and the dividend will be paid on or about March 11, 2005.

THE MARKET

The strong VLCC market that we experienced in the third quarter of 2004 continued into the fourth quarter at even higher levels. Except for the very beginning of the quarter and the very end, the market from the Middle East to the Far East stayed above $90,000 per day in timecharter equivalents for the whole quarter. The average timecharter equivalent for the Arabian Gulf to East was approximately US$160,000 per day, as compared to US$67,000 per day in the third quarter. The continued strong market was a result of the high world oil demand especially into China and the USA, and improving world economic activity in general. Most of the additional demand was met by increased production in the Middle East, resulting in increased ton miles.

According to IEA, the average OPEC oil production, including Iraq, in the fourth quarter of 2004 was approximately 29.62 million barrels per day (b/d), an increase of about 1.5 percent from the third quarter when they produced about
29.19 million b/d. During the quarter OPEC continued their policy of `producing what is needed to supply the market', but despite this oil prices stayed extremely firm during the whole period.

IEA estimates that world oil demand averaged 84.36 million b/d in the fourth quarter, an increase of 2.74 percent from the fourth quarter of 2003. IEA further predicts that the average demand for 2005 will be 83.99 million b/d. An increasing number of oil analysts think that demand for oil in 2005 will be considerably higher than what IEA is predicting.

The world trading VLCC fleet totalled 442 vessels at the end of the fourth quarter 2004, an increase of 6 vessels or 1.4 percent over the quarter. Two VLCC's were scrapped in the period and 8 were delivered. The total order book is now at 84 vessels for delivery through 2009. This represents 19.05 percent of the current VLCC fleet. A total of 8 VLCC's were ordered during the quarter.

The tanker market looks healthy for 2005. The freight futures market seems to be very optimistic, and at the moment it is possible to sell freight futures for the year 2005 at a level that equates to approximately US$58,000 per day on VLCC, and US$46,000 per day for 2006.

OUTLOOK AND STRATEGY

The Board believes the fundamentals of supply and demand point towards a firm tanker market in 2005.

The Board announces that the 2005 Annual General Meeting ("AGM") of the Company will be held on June 27, 2005 in Hamilton, Bermuda. At this AGM the Board intends to propose a change to the Company's bye-laws to remove the current restrictions on the Company's business activities. When the Company was organized in 1996 the Company's bye-laws included a specific bye-law, Bye-Law 83, that, in essence, limited its activities to its original leasing, chartering and financing transactions. These specific purposes are no longer relevant to the Company's operations since the termination of the Shell charters and related UK tax leases, and such limitations are not usual for traditional ship owning and operating companies. The Board has no present plan or intention to change the Company's business. However, the Board believes that a vessel owning and operating company needs flexibility and that it is no longer appropriate to limit, by means of its bye-laws, the powers of the Company to engage in the full potential range of business activities including renewal of the fleet over time. Amending the bye-laws will allow the Board to consider fully any inquiries that the Company may receive with respect to proposed business combinations, or to pursue potential vessel acquisitions, or business combinations on its own initiative. In the absence of a change to the Company's bye-laws, the Company may be required to seek shareholder approval of each such transaction.

                           FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

February 14, 2005
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact:   Ola Lorentzon
           + 46 703 998886

           Inger M. Klemp
           + 47 23 11 40 76

               KNIGHTSBRIDGE TANKERS LIMITED FOURTH QUARTER REPORT
                                  (UNAUDITED)

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   2003        2004   INCOME STATEMENT                     2004        2003
Oct-Dec     Oct-Dec   (in thousands of $)                Jan-Dec       Jan-Dec
                                                                     (audited)
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 22,626      42,564   TOTAL OPERATING REVENUES             135,695      75,246
                      Operating expenses
      -       4,152   Voyage expenses                       14,240           -
      -       3,113   Ship operating expenses                9,868           -
    218         218   Administrative expenses                1,114         864
  4,398       4,304   Depreciation                          17,219      17,593

  4,616      11,787   TOTAL OPERATING EXPENSES              42,441      18,457

                      OTHER INCOME/(EXPENSES)
     26         185   Interest income                          449          55
 (2,628)     (1,042)  Interest expense                      (7,877)     (9,332)
    266          (4)  Other financial items                     13         (50)

 (2,336)       (861)  Net other income/(expenses)           (7,415)      9,327)

 15,674      29,916   NET INCOME                            85,839      47,462

 17,100      17,100   AVERAGE NUMBER OF ORDINARY            17,100      17,100
                      SHARES OUTSTANDING

  $0.92      $1.75    EARNINGS PER SHARE ($)                 $5.02       $2.78


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BALANCE SHEET
(in thousands of $)                                          2004        2003
                                                            Dec 31      Dec 31
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ASSETS

Short term
Cash and cash equivalents                                   41,653       6,312
Other current assets                                        22,008      22,665

Long term

Vessels and equipment, net                                 301,500           -
Vessels under capital lease, net                                 -     319,408
Deferred charges and other long-term assets                    392          58

TOTAL ASSETS                                               365,553     348,443

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term interest bearing debt                            11,309     125,397
Other current liabilities                                    4,974       7,519

       Long term

Long term interest bearing debt                            120,400           -
Stockholders' equity                                       228,870     215,527

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 365,553     348,443

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   2003        2004   STATEMENT OF CASHFLOWS                   2004       2003
Oct-Dec     Oct-Dec   (in thousands of $)                   Jan-Dec    Jan-Dec
                                                                      (audited)
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                      OPERATING ACTIVITIES

 15,674      29,916   Net income                            85,839      47,462
                      Adjustments to reconcile net
                      income to net cash provided by
  4,398       4,304   operating activities                  17,219      17,593
     93          16   Depreciation and amortisation            110         372
                      Other
                      Change in operating assets and
(12,444)     (8,916)  liabilities                            3,420     (12,487)

                      Net cash provided by operating
  7,721      25,320   activities                           106,588      52,940

                      INVESTING ACTIVITIES

      -           -   Compensation on vessel redelivery        690           -

      -           -   Net cash provided by investing           690           -

                      FINANCING ACTIVITIES

                      Proceeds from long-term debt,
      -           -   net of fees paid                     139,556           -
      -      (2,691)  Repayments of long-term debt        (133,688)          -
 (7,695)    (17,100)  Dividends paid                       (77,805)    (46,854)

                      Net cash used in financing
 (7,695)    (19,791)  activities                           (71,937)    (46,854)
                      Net increase/(decrease) in cash
     26       5,529   and cash equivalents                  35,341       6,086
                      Cash and cash equivalents at
  6,286      36,124   start of period                        6,312         226
                      Cash and cash equivalents at end
  6,312      41,653   of period                             41,653       6,312

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                          Knightsbridge Tankers Limited
                                        -----------------------------------
                                                  (Registrant)




Date   February 15, 2005                By  /s/ Kate Blankenship
       ------------------------             --------------------
                                                Kate Blankenship
                                                Secretary







01655.0002 #548667